UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

18 October 2005

Commission file number: 1-14824

TNT N.V.

Neptunusstraat 41-63
2132 JA Hoofddorp
The Netherlands
(address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

FORM 20-F          FORM 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934.)

YES           NO

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): N/A)

Explanatory note

This report of Form 6-K contains

TNT Receives Binding Offer and Management Buy-Out Offers for Majority of Activities of its French Logistics Business Unit, 18 October 2005

18 October 2005

TNT Receives Binding Offer and Management Buy-Out Offers for Majority of Activities of its French Logistics Business Unit

TNT N.V. announced today that it has received a binding offer from French logistics and transport company Norbert Dentressangle to purchase from its French logistics subsidiaries TNT Logistics Holdings SAS and TNT Logistics France SARL the majority of the contract logistics activities and part of the transportation activities. Additionally, Management Buy-Out offers have been received for most of the remainder of the transportation business of the French Logistics business unit.

TNT Logistics France SARL has invited the Works Councils of the involved French companies to meet in the next weeks to inform and to consult them about these offers. TNT N.V. announced on 29 July 2005 that it estimated the total loss relating to the sale and refocus of the French Logistics business unit to be up to EURO 140 million pre-tax, to be booked largely in 2005, and reiterates this guidance on the basis of these offers. At this moment no further details about the offers can be disclosed.

TNT N.V. announced on 29 July 2005 that it intended to sell its French transportation activities and to refocus on those parts of the contract logistics where the cost of capital can be earned, including complex supply chain solutions for the automotive industry and the contract recently awarded by SNCF. This contract will be implemented from April 2006 onwards by TNT in France and is not part of the business to be sold.

The current activities of the French Logistics business unit of TNT N.V. consist of transportation, representing 60% of the business, and contract logistics, representing 40% of the business. Losses of the French Logistics business unit amounted to EURO 17 million in the first half of 2005, on revenues of EURO 117 million.

The French Express business unit of TNT is not involved or impacted by these offers.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TNT N.V.

By: /s/ Daphne Andriesse

Name: Daphne Andriesse
Title: Senior Press Officer TNT Media Relations

Date: 18 October 2005